UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43300

BITZERO HOLDINGS INC.
(Translation of registrant's name into English)

1100 One Bentall Centre
505 Burrard Street, Suite 1100
Vancouver, British Columbia, V7X 1M5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SUBMITTED HEREWITH

Exhibit	Description

99.1	News Release dated July 31, 2026 - Bitzero Announces Notice of Intention to Prepay Loan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITZERO HOLDINGS INC.
(Registrant)

Date: July 31, 2026	By:	/s/ Mohammed Bakhashwain
Mohammed Bakhashwain
	Title:	Chief Executive Officer